Valuation of 100% Equity Interest in SavinstUltra

Prepared by: Yasena Zasheva

Reviewed and verified by: Valentin Parvanov, ASA

Valuation Report, 29 January 2019

Company Overview

SavinstUltra is a Price Comparison site, headquartered in Bangalore, that will launch in the USA with over 20 million items and provide customers real-time prices from sites like Wal-Mart, Best Buy, EBay, Target among others. SavinstUltra was developed in Ukraine and India.

A price comparison website is a search engine, which consumers use to compare the prices of different products. These websites are also called comparison shopping websites, price analysis tools, comparison shopping agents, shopbots, etc. Along with prices, many other categories for comparing the products, such as features, quality, etc. are being added on these websites.

Price comparison websites provide many benefits to both consumers and the suppliers. Consumers get convenience, increased choices, saving of time, etc., while suppliers are benefitted by increased visibility, new customers, etc.

The 1st version of SavinstUltra will include Consumer products like electronics, office, clothing, pharmacy, health and beauty, sports, home appliances, toys, food, jewelry, auto and tire, books, music, videos. Later versions can be segmented into Consumer, Insurance (motor, home, travel insurance), Energy (gas, electricity), and Others (travel services, such as tickets, hotels).

SavinstUltra will show real-time lowest pricing between all sellers and incorporate this automatically into its Digital Marketing Advertising. Special attention is being paid to the quality and consistency of its data displayed to customers. This high quality of content will give consumers confidence when shopping. Within the first 12 months in USA SavinstUltra anticipates having over 50 Million items and over 100 different sellers making their products available through the SavinstUltra Platform.

Business Proposal

The SavinstUltra platform intends to help more sellers deliver to much larger markets in one of the most efficient ways possible, while keeping overhead to a minimum. During Development, the Platform had signed up with 86 current sellers and another agreements with 420 additional sellers. However, the new buyer will have to signup directly with sellers which is an easy process.

SavinstUltra brings on board a dynamic team to oversee and manage the enterprise.

SavinstUltra targets the mass market consumer segment, as the platform will have different product categories including but not limited to electronics, office, home, clothing, shoes, jewelry, baby/toddler products, toys, pharmacy, health and beauty, sports, sewing and crafts, etc.

The relationship with the customer will be initially self-service. Telephone and email backup will be provided if there is a problem, or to help the customer make their payment.

The following are some of the major benefits of using SavinstUltra when making important purchase decisions:

- **Identify Notable Sellers** SavinstUltra will aggregate key suppliers, thus giving customers a bird-eye view of the market.
- **Keep Track of Pricing -** The main reason most people will visit SavinstUltra website is to check out the price of different brands and service providers. Using SavinstUltra ensures customers are comparing the most current offers.
- **Compare Details** Whereas two products may purport to address the same need, they will rarely be identical in every respect. SavinstUltra will drill down into the details of each product and take into account the extras such as payment security, shipping cost, delivery speeds and refund policies;
- **User Reviews and Ratings**
- **Establish Product Weaknesses** Customers can use this information to make a conscious judgment call on what features they are willing to do without.

Business Proposal

SavinstUltra will not charge users anything to use the site. SavinstUltra will be monetized by the following three revenue streams:

- **Digital Marketing (Pay-per-click)** SavinstUltra Digital Marketing team will direct traffic to the website using pay-per-click, SEO, SMM, emails and other campaigns.
- **Subscribers Marketing (Pay-Per-Action)** Affiliated commissions received by SavinstUltra once Traffic (Subscriber) is directed to the SavinstUltra website product and a sale is made.
- **Analytics Marketing** By analyzing traffic Data and identifying subscriber surfing to purchase similar products, SavinstUltra can make Quantity purchases directly from Manufacturers and make bigger Profit Margins by selling those products and contacting the Targeted Subscribers..

Digital Marketing		2019		2020		2021
New Users		123,080		457,085		1,019,238
Accumulated Digital Users		615,964		3,927,055		12,942,230
Revenue Digital	$	229,346	$	1,438,722	$	4,730,434
Subscribers Marketing		**2019**		**2020**		**2021**
New Users		123,080		457,085		1,019,238
Accumulated Subscribers		410,643		2,618,036		8,628,153
Revenue Subscribers	$	152,897	$	959,148	$	3,153,623
Analitycs Marketing		**2019**		**2020**		**2021**
New Users		123,080		457,085		1,019,238
Accumulated Analytics		4,106		26,180		86,282
Revenue Analitycs	$	5,097	$	31,972	$	105,121
Total Revenues		387,340		2,429,842		7,989,178

Majority of the **costs** will come from marketing activities. Marketing will use various digital marketing tools to drive targeted traffic to the site. All marketing materials will be prepared in coordination with specific campaigns and specials by the Bangalore office. When replicated to other countries after the USA an average of 3 staff per country will be hired to copy and implement marketing tasks then being deployed in the USA.

Technology Overview

Price comparison websites (PCW) have developed steadily and organically over the past ten years or so and have become popular in many countries and industries, in particular for insurance, energy, telecoms and credit cards. They play a key role in these sectors and have become a popular tool with consumers. They not only allow users to cross-check prices and services from different providers in a matter of clicks, they also help consumers feel more empowered and informed by allowing them to:

- access information about the various offers available on the market;
- assess these offers in a well-reasoned way; and
- act on this information and analysis by purchasing goods or services that provide best value to them.

Price comparison websites offer benefits to consumers, when they navigate potentially complex purchases, and they reduce the search time comparing similar products in one place. There are also advantages for the product or service providers because they bring together shoppers and firms more easily and, in some cases, more cheaply than other acquisition channels. This can reduce entry barriers that providers might otherwise face, it can stimulate stronger competition and innovation between firms, and encourage new entrants, resulting in further benefits for consumers. Most price comparison websites use a method called "scraping," which basically scours vendor websites and pits each website against each other to list the best site. Often these basic price comparisons earn their revenue by a service called "clickthrough" or "referral fee," which means each time a consumer clicks on specific vendors, the price comparison site makes a small commission.

In the past few years this service has been supplemented by other services and more advanced crawl services which automatically checks companies' websites for prices rather than relying on the site for artificially fixed prices

Technology Overview

Web Version Screens

SavinstUltra platform will be available in both webb version and application. The team of proven specialists have worked with the main goal of delivering best user experience for SavinstUltra's clients.

Web Version Screens


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Taking into account the growing mobile usership in e-commerce, SavinstUltra's specialists have developed app version of the platform, making it much more accessible.

Leadership

Denys Chebotkov (Chief Information Officer)

Denys is the lead member of the team behind SavinstUltra. Taking a key role in developing the platform and having achieved exceptional results, SavinstUltra will benefit from his guidance in the future,

He is a senior PHP web developer with 11 years extensive experience in building high-quality responsive websites and enterprise web applications development using CakePHP, Zend Framework, Laravel, and CodeIgniter, WordPress, Magento, JQuery, JavaScript, REST APIs, HTML5, and CSS3. Also experienced in building high-performance, scalable, maintainable and secure websites and applications.

Post graduate master course in computer application (MCA). Maintained source code versions using SVN, and Git tool.


= Recent development
Input and interface
Keyboard and mouse
Web forms
Touch screen
Speech & natural language
Data sources
Dynamic interface with supplier
Static file from supplier
Third party data provider
Web scraping
Consumer inputs
Revenue
Pay per click/referral
Fee per sale
% commission per sale
'Sponsored' listings
Consumer pays
Basis of comparison
Static listing
Dynamic listing
Meta search
Collective switch
Matching services
Reverse auction
Refining relevance
Re-ranking
Filters
Eligibility and availability
Tailored pricing
Presentation
List or table
Best match or curated list
Prompt or notification
Audio
Completing transactions
Link to supplier website
Link to checkout on supplier website
Switch / purchase on DCT
Concierge & auto-switching

Market Analysis

The price comparison website market is expected to increase at a significant growth rate during the upcoming years. The global price comparison website market is supported by various growth drivers, such as increased internet penetration, increase in smartphone users, increasing switching market, etc.

Price comparison websites have become increasingly popular around the world over the last ten years. In the United Kingdom and the United States market research groups have estimated that annually $1.5 billion transactions pass through this well-established industry, according to Wize Commerce.

Because of the ease of use and straight-forward manner of these numerous websites, western consumers use the price comparison websites for different price checking exercises including shopping, vacations and home utilities among some of the services available in different markets.

Use of PCWs in different sectors

The usage of PCWs differs depending on the product sector, which is in turn linked to a number of factors, including service characteristics and market conditions. According to a 2013 report by RS Consulting the most searched for category was car insurance, which was selected by 81% of those that used price comparison websites. This was followed by home insurance (50%), flights, hotels, car rental services (45%) and energy (44%).The same study found that PCWs were commonly used for product categories that were:

- frequently highlighted in advertising;
- bought routinely (insurance is renewed at the same time every year);
- relatively expensive (e.g. insurance premiums and utilities).

Market Analysis

Use of PCWs has grown in popularity in recent years. For example, within the energy sector the Ofgem Tracking Survey has observed steady increases in the use of PCWs for searching and switching. Furthermore, the CMA Customer Survey estimates that 71% of respondents who shopped around in the last three years used a price comparison websites (PCW) to find out information

Why people use price comparison websites

Consumers' stated reasons for using PCWs tend to relate to price, with users indicating that their principal aims are to find the best deal (85%), compare prices for specific products (83%) and save money or reduce costs (79%). However, price is not the only factor that drives consumer use of PCWs. Studies found that consumers use PCWs

as a research tool to find companies offering relevant services (69%), a significant proportion stated they use PCWs to save time (65%) and to inform them when considering switching providers (62%). Ofgem's March 2016 Consumer First Panel discussed expectations of PCWs and found that one of the underlying views of panelists was that price comparison sites are used to get a 'better' deal and not necessarily the 'best' deal. Consumers' uses of PCWs can vary by sector, as the following examples, from research carried out by Mintel in 2014, illustrates:

- home insurance – **33% used** a PCW for research, **19% purchased** or arranged via a PCW;
- broadband, TV, phone – **21% used** a PCW for research**, 7% purchased** or arranged via a PCW;
- mortgages – **9% used** a PCW for research, **4% purchased** or arranged via a PCW.

Evidence on why consumers may differ in their use of PCWs is limited. However, for some products, like insurance for example, consumers may be more likely to use PCWs to make their purchase and complete a transaction. This may be due to two factors: first, with a product like insurance, buyers make frequent choices about their service provider. Second, it may be easier for PCWs to have relationships with insurance providers to complete the transaction. Conversely, products such as mortgages may be more complex, may require professional advice and security checks that are less amenable to being completed in one portal. This may therefore explain why consumers may be less likely to purchase certain products through PCWs and why the use of PCWs in general differs across sectors.

Market Analysis

E-Commerce Market Research


2010
2017
2021
32%
39%
26%
60%
21%
15%
67%
18%
10%
Asia-Pacific
Western Europe
Latin America
North America
Eastern Europe
Middle East & Africa

Source: International Post Corporation, State of e-commerce global outlook 2016-2021


Top Countries
China US$599,994.9m
United States US$461,582.4m
United Kingdom US$101,965.8m
Japan US$90,330.7m
Germany US$69,773.6m

Source: Statista, e-Commerce Market Forecast 2017-2022, September 2017

USA Market Analysis

- Revenue in the "eCommerce" market amounts to US$461,582m in 2018.
- Revenue is expected to show an annual growth rate (CAGR 2018-2022) of 8.4 % resulting in a market volume of US$638,051m in 2022.
- The market's largest segment is the segment "Toys, Hobby & DIY" with a market volume of US$142,415m in 2018.
- User penetration is at 70.0 % in 2018 and is expected to hit 73.5 % in 2022. In the "eCommerce" market, the number of users is estimated to be 230m and is expected to amount to 247.0m by 2022.
- The average revenue per user (ARPU) currently amounts to US$2,011.73.

Canada Market Analysis

- Revenue in the "eCommerce" market amounts to US$22,037m in 2018.
- Revenue is expected to show an annual growth rate (CAGR 2018-2022) of 7.9 % resulting in a market volume of US$29,834m in 2022.
- The market's largest segment is the segment "Fashion" with a market volume of US$7,071m in 2018.
- User penetration is at 53.6 % in 2018 and is expected to hit 65.8 % in 2022. In the "eCommerce" market, the number of users is estimated to be 20m and is expected to amount to 24.9m by 2022.
- The average revenue per user (ARPU) currently amounts to US$1,114.54.

Market Analysis

UK Market Analysis

- The UK is a clear e-commerce leader in Europe, with predicted sales of US$110,000 mln in 2017. E-commerce sales are predicted to grow at a faster rate in the UK (15%) than in other Western European countries in the 2017-2021 period.
- Revenue in the "eCommerce" market amounts to US$101,966m in 2018 and is expected to show an annual growth rate (CAGR 2018-2022) of 5.9 % resulting in a market volume of US$128,347m in 2022.
- The market's largest segment is the segment "Fashion" with a market volume of US$29,615m in 2018.
- User penetration is at 69.9% in 2018 and is expected to hit 74.4% in 2022. In the "eCommerce" market, the number of users is estimated to be 47m and is expected to amount to 50.3m by 2022.
- The average revenue per user (ARPU) currently amounts to US$2,199.12.

Germany Market Analysis

- Germany is second for e-commerce sales in Western Europe. Mobile commerce will drive this growth, accounting for 37% of e-commerce sales in Germany.
- Revenue in the "eCommerce" market amounts to US$69,774m in 2018 and is expected to show an annual growth rate (CAGR 2018-2022) of 6.5 % resulting in a market volume of US$89,685m in 2022.
- The market's largest segment is the segment "Electronics & Media" with a market volume of US$21,667m in 2018.
- User penetration is at 62.2 % in 2018 and is expected to hit 65.6 % in 2022. In the "eCommerce" market, the number of users is estimated to be 51m and is expected to amount to 54.2m by 2022.
- The average revenue per user (ARPU) currently amounts to US$1,356.36.

Retail E-commerce Sales Worldwide, 2015- 2020


Retail e-commerce sales (trillion)
$1.548t
$1.915t
$2.352t
$2.86t
$3.418t
$4.058t
2015
2016
2017
2018
2019
2020

Competitors

The global e-commerce market, including price comparison website market, is highly competitive because of the presence of many large established players. Intense competition prevails in this market where the vendors contend in terms of product portfolio, pricing, delivery and payment options, return policies, and discounts and offers. To increase their profit margins and extend their geographic presence, vendors are making investments in planning, designing, and developing their services and acquiring new players.

Price comparison websites/apps are segmented into different types – from consumer products comparison sites to some specialist sites that focus on specific products such as books, perfume and even wine.

Competitors

- BuyVia's price comparison app shows the best prices from sites like Amazon, Walmart, Target, and more. Customers can scan barcodes and QR codes. Customers can also customize the app to only show relevant offers and products.
- ShopSavvy is a price comparison app that allows to scan barcodes in store. Users are able to see prices for both physical and online stores. The app does a price comparison, showcases product reviews, and helps customers find the best deals. ShopSaavy has over 100 million downloads. The platform receives over 50 million product scans each month.
- PricePirates shows customers the best prices for products on Amazon, Shopping.com, and eBay. Notably, suppliers are likely to be the ones offering the best product prices on these platforms.
- ShopMania's Google Play price comparison app allows customers to see the deals and promotions within their country. Customers can compare prices within various product categories or search for specific products. They can also create wishlists and scan products to find the best prices on the market.
- ScanLife price comparison app allows customers to scan product barcodes to find the best deals. Customers can also receive rewards allowing store owners an opportunity to reward customers for loyalty.
- Quick Scan's price comparison app is available on both Google Play and iOS. The app has product prices for thousands of popular retailers. Customers will be able to find the lowest prices online or in store. They can scan a range of barcodes to find the best price of a product found in store. Customers can even sort scanned items by price or by store.
- NextTag's price comparison website allows customers to set price alerts, compare sellers, find similar products, and more. Customers can find the best deals from sites like Amazon and eBay. Many dropshipped products are on NextTag's platform, allowing dropshippers to see popular product pricing.
- Pronto can be a useful price comparison website for store owners. When customers search for products on Pronto, they will find a variety of websites sellling similar products like Walmart, Overstock, Bed Bath & Beyond, Amazon, and more.
- Pricewatch price comparison USA website allows customers to monitor product pricing for electronics products such as tablets, monitors and mice.
- Kelkoo is Europe's largest ecommerce website after Amazon and Ebay. Kelkoo compares prices and product features on millions of products.

Competitors

- Pricegrabber compares products in 7 different categories, including home and garden, electronics, health and beauty, computers, jewelry, clothing , and accessories.
- Pricerunner is UK's price comparison website that compares websites from top retailers such as Amazon, ASOS, House of Fraser, and other top UK brands with products in categories such as sports and outdoor, phones, computing, sound and vision, small home appliances, kids and family, photography, and gaming.
- Idealo is a price comparison UK website that shows the best product prices from popular sites like Amazon and eBay. Dropshippers are likely to find items they sell on this price comparison website. Shipping prices are listed with the product price showing dropshippers the total cost of the product for a customer.
- PriceSpy's price comparison website allows customers to find the best prices for product categories like beauty, photography, fitness, and more. Customers can narrow their search based on various parameters to find the best deals on products. They can also use the search bar to find the best prices for specific items.
- Now Discount's price comparison app helps customers get online prices from local retailers. It helps brick and mortar retailers compete with online retail pricing to draw in more customers into stores. Brick and mortar retailers can choose whether or not to sell the item at the online price or for a discounted price. The app connects consumers to stores in their geographical location.
- Price Checker is a UK price comparison website allows you to compare prices of electronics, entertainment, household goods, fashion and more. Some products on the site only have one retail price while others allow customers to compare prices.
- Shop To It's price comparison website allows Canadians to find the best prices locally and online. Customers can even choose to find products within their own province or territory. Customers can find the best deals from ecommerce sites such as Amazon, eBooks.com, Overstock, Zazzle and more.
- Comparator is a Canadian computer and electronics price comparison website. Customers can compare product pricing for various products, view price history, reviews and specs on each product page.
- Price Bat allows Canadians to monitor price comparisons within the computers and electronics niche. From ink cartridges to tv mounts, customers can find the best product pricing to save more money. Each item lists it's lowest and highest product price for each individual product. Customers will see the price variation between brands to know where they should buy the product they seek.

Competitors

- PayLessDeal is one of the best price comparison websites on the Australian market. Australians can easily find the great deals on millions of products. The price comparison website has countless product categories listed on their website making it more likely that dropshipped products are on the platform.
- GetPrice is a popular price comparison website in Australia. Customers can compare product prices in popular niches such as electronics, clothing and fashion, books and more. They cover product prices for various cities within Australia such as Sydney, Melbourne, Perth, and more.
- Gimme Shopping Australia is a great Australian price comparison website that allows customers to find the best product prices online. Store owners can choose to have their products listed on the platform for free. They pride themselves in being an ad free platform to avoid biasing their customers. The platform can help store owners drive more traffic to their online stores. However, store owners will need to pay a commission for traffic that leads to sales.
- Google Shopping allows to type in a product name and Google Shopping comes up with a list of suppliers that can be sorted by price.
- Shopzilla connects millions of consumers with thousands of retailers. Shopzilla also operates the BizRate consumer feedback network. BizRate allows customers to find the best prices, set price alerts and search through countless deals on their price comparison search engine. Whether customers are looking for a specific product or to scroll through collections, BizRate's platform offers a great variety of product deals.
- CamelCamelCamel is a price comparison platform for Amazon. Customers can look through great deals that motivate them into an impulse purchase. The website lists the current price, the average price from various sellers and the list price to show customers the deal they're getting from buying the product on Amazon. It also features product price drops which can be valuable for store owners looking to get a competitive edge.
- Shopping.com is an eBay company, Shopping.com offers millions of products, thousands of sellers and millions of reviews from its Epinions community.
- Pricena is a price comparison app for those in the Middle East, Nigeria, or South Africa. If your online store sells to these countries, monitoring product prices on this app can help you stay competitive. You can also use their website to search product pricing. Their app shows reviews, price fluctuations, product details, and more.

Financial Overview

EQUITY AND INVESTED CAPITAL VALUATION BASED ON DISCOUNTED CASH FLOWS									
USD'000		FY2019F		FY2020F		FY2021F		FY2022F	
Year		*1*		*2*		*3*		*4*	
Revenue	$	387.34	$	2,429.84	$	7,989.18	$	16,968.78	$
% growth		*N/A*		*527.31%*		*228.79%*		*112.40%*	
COGS and operating costs (excluding depreciation)	$	724.53	$	2,147.35	$	4,288.54	$	10,069.22	$
COGS and operating costs as a % of sales		*187.05%*		*88.37%*		*53.68%*		*59.34%*	
EBITDA	$	(337.18)	$	282.49	$	3,700.63	$	6,899.56	$
margin, %		*-87.1%*		*11.6%*		*46.3%*		*40.7%*	
Depreciation	$	4.86	$	11.17	$	14.10	$	29.95	$
Depreciation as a % of sales		*1.3%*		*0.5%*		*0.2%*		*0.2%*	
EBIT	$	(342.04)	$	271.32	$	3,686.54	$	6,869.61	$
Financial Expense (Interest Expense)		0		0		0		0	
Financial Expense as a % of EBIT		*0.0%*		*0.0%*		*0.0%*		*0.0%*	
EBT	$	(342.04)	$	271.32	$	3,686.54	$	6,869.61	$
Income taxes	$	-	$	56.98	$	774.17	$	1,442.62	$
effective tax rate, %		*21.0%*		*21.0%*		*21.0%*		*21.0%*	
Net Income	$	(342.04)	$	214.34	$	2,912.36	$	5,426.99	$

USD'000	FY2023F
Year	*5*
Revenue	17,647.53
% growth	*4%*
COGS and operating costs (excluding depreciation)	11,470.90
COGS and operating costs as a % of sales	*65.00%*
EBITDA	6,176.64
margin, %	*35.0%*
Depreciation	31.14
Depreciation as a % of sales	*0.2%*
EBIT	6,145.49
Financial Expense (Interest Expense)	0
Financial Expense as a % of EBIT	*0.0%*
EBT	6,145.49
Income taxes	1,290.55
effective tax rate, %	*21.0%*
Net Income	4,854.94

Financial Overview

	2019	2020	2021
Cash at the beginning of the period	500,000	143,965	408,454
Admin Salaries	87,000	234,600	329,300
Admin Operations	126,000	132,000	138,000
Marketing Salaries	64,500	139,200	160,800
Marketing Budget	447,025	1,641,553	3,660,443
Total Cash Costs ex Financial Expense	724,525	2,147,353	4,288,543
Asset Purchases (Laptops and Computer Equipment)	18,850	18,000	7,500
Depreciation	4,859	11,171	14,099
Financial Expense	0	0	0
Digital			
New Users	123,080	457,085	1,019,238
Accumulated Digital Users	615,964	3,927,055	12,942,230
Revenue Digital	229,346	1,438,722	4,730,434
Subscribers			
New Users	123,080	457,085	1,019,238
Accumulated Subscribers	410,643	2,618,036	8,628,153
Revenue Subscribers	152,897	959,148	3,153,623
Analitycs			
New Users	123,080	457,085	1,019,238
Accumulated Analytics	4,106	26,180	86,282
Revenue Analitycs	5,097	31,972	105,121
Total Revenues	387,340	2,429,842	7,989,178
Cash at the end of the period	143,965	408,454	4,101,589

- The forecast revenues and margins are based on estimated financial and operating variables. Those variables are based on Management assumptions, market research and judgement.
- The selected terminal EBITDA margin is 35% and the selected terminal revenue growth is 4% (achieved FY23 onwards).
- Depreciation and Amortization is negligible as the Company does not need to invest in substantial long-term assets to generate business.
- The most important driver of revenue is the customer acquisition cost. Other important drivers are customers life-time value.
- The three main sources of revenue are digital, subscribers and analytics marketing .

Financial Overview



Profitability forcast (USD, Thousands)
$20,000
$18,000
$16,000
$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
$(2,000)
1
2
3
4
5
Revenue
EBITDA
Net Income

- The chart demonstrates how the forecast revenue grows substantially during the period 2019-2023, after which the level of growth slows down.
- Profitability measured by either EBITDA, EBIT, Net Income, or Free Cash Flow is negative in the first year, turns slightly positive in the second year and stabilizes in years four and five.
- During FY2019 and FY2020 the Company does not pay profit taxes because of tax loss in FY2019 and utilization of tax loss carryforward in FY2020. The remainder of the tax loss carryforward is utilized in FY2021.
- Net Income is strongly correlated with Free Cash Flow to the firm during the period 2019-2023.
- *Note: all figures are in thousands*

Financial Overview

Intangible Assets Valuation of SavinstUltra

Scope: Intangible assets valuation of SavinstUltra

Software description: SavinstUltra is a restaurant software that enable restaurant owners to expedite their business operations.

Software functionality: Price comparison website.

Valuation Method: Replacement cost.

Calculations of Replacement cost:

Assumptions: Based on the assumption that development of the software will take a team of 14 people working a total of 29,120 hours. Salaries are market salaries in India. Overhead cost, Entrepreneurial incentive and Obsolescence factor are based on industry standards.

REPLACEMENT COST ANALYSIS

Cost Heads	Value
Architecture Cost	93,600
Development Cost	199,680
QA / Testing Cost	52,000
Total Software Cost	**345,280**
Overhead Cost	17,264
Entrepreneurial Incentive	43,160
Obsolescence Factor	(20,285)
Software value	**385,419**

Valuation methodology

The methods used for establishing the value of the Company are:



Methodologies used
Transaction method (Market Approach)
Discounted cash flow (Income Approach)
Berkus method (Qualitative Approach)
Estimation of value
SavinstUltra

The Market Approach, Income Approach and Qualitative Approach were used for calculating the value of the Company. In the valuation each method is weighted differently taking into consideration specific facts and circumstances. The Market approach is weighed 30%, the Income Approach is weighed 50% and the Qualitative Approach is weighed 20%.

Valuation methodology

Application of the transaction method

- This method quantifies the value of a company with reference to the prices paid recently for comparable companies. It requires the selection of a sample of transactions involving comparable companies raising Seed rounds.
- The transaction method is based on a sample of 7 recent transactions (2011 to 2017) that involved investments in comparable companies globally (See Appendix 1: Transaction Method summary table).
- Assumed valuations were calculated for the Transactions based on the size of the round and an assumption of 25% dilution. A 20% to 25 dilution is common for start-up ventures at the seed stage.
- Due to comparable size and risk of the companies involved in the Transactions to the size and risk of SavinstUltra, the valuations used were not adjusted.
- The median valuation of the Transactions was used for the valuation of SavinstUltra.

Application of the transaction method (cont'd)

- No control premium was applied to the value derived from the group of transactions as the data relates to a non-controlling interest in a seed-stage venture.
- No marketability discount was applied to the transactions since they already include marketability discounts.
- For a summary of the estimates under the Transaction method, please refer to Appendix 1.

Valuation methodology

Application of the Income approach: DCF Method

- Within the Income Approach, the Discounted cash flow (DCF) method was used, which is based on the premise that the value of a business is the equivalent of the discounted future periods' economic income (i.e. cash flow) to be derived by the owners of the business. This method requires an analysis of forecast revenues, expenses, capital expenditures, working capital levels and the cost of equity and debt capital (including an examination of industry and company financial specific risks).

Methodology

- Discounted cash flow method is applied based on a two-stage model that includes a specific projection period of 5 years (1 January 2019 – 31 December 2023) and terminal value estimate. The key assumptions for the forecasted income and expenses, the capital expenditure plan, and the working capital requirement for the specific projection period are prepared by DYNAX Invest, an advisory company hired by the Company's Management.

- The application of the discounted cash flow method included the following steps:
  - Estimation of financial and operating variables (See Appendix 2);
  - Analysis of financial plans and estimates;
  - Calculation of the Weighted Average Cost of Capital ("WACC") in nominal terms based on the cost of equity and the cost of debt.
- Calculation of the annual cash flows to the invested capital based on the forecast financial statements for the period 2019-2023 and terminal value estimates (based on assumed 4% residual revenue growth and 35% sustainable EBITDA margin). The cash flows are then discounted by the WACC to arrive at the FMV of the 100% equity on a non-controlling, marketable basis. The end-period discounting convention was used in the discounting of cash flows. This convention implies that cash flows are received at the end of the year/period rather than at another point in time.

Valuation methodology

Application of the Berkus method

- This method quantifies the value of a start-up company. It was originally created in the mid 1990's to help with the problem of how to value early stage technology companies. It has been updated since. The method assumes that the value of a start-up company is best estimated by assigning a value to the elements of progress that reduce the risk of failure. It assumes that success is measured by the revenue the start-up achieves at the fifth year in business. That revenue hurdle rate is USD$20 million. The believe is that revenue hurdle rate is relevant to the Company. The method is best applied to early, pre-revenue start-up companies. According to this method, the company can be valued up to USD$2.5 million. Individuals can assign a value for each of five categories between USD$0 and USD$0.5 million. Once a company is in revenues for at least a quarter the method is no longer applicable.
- The first category is Sound idea. It addresses whether the startup has a sound idea – a product that provides a basic value with acceptable product risk. According to market research the product of the company is very valuable to the target market. Based on that research, the assigned value to this category is USD$300K.
- The second category is Prototype. It addresses whether the start-up has a working prototype that has valuable features that satisfy the target clients needs. An important aspect of that category is the technology risk of the product. the more advanced and dependable the prototype, the less risk. The Company has a prototype that is undergoing testing. Based on that, the assigned value to this category is USD$380K
- The third category is Management team. It addresses whether the start-up has or plans to have a quality management team that can be successful in the execution of the project Based on that, the assigned value to this category is USD$ 150K
- The forth category is Strategic relationships. It addresses whether the start-up has established or is establishing strategic relationships that reduce market and competitive risk. The Company is planning to work towards establishing strategic relationships. Based on that, the assigned value to this category is USD$100K.
- The fifth category is Product roll-out and sales plans. It addresses whether the start-up has a pipeline of business that can be utilized in the near future. Based on that, the assigned value to this category is USD$200K

Value Conclusion

Based on the valuation analyses detailed in this Report, the estimated value of a 100% interest in the common shareholder equity of SavinstUltra on a non-controlling non-marketable post-money basis is in the range of USD 1.08 mil. to USD 1.62 mil. The chart below summarizes the values derived by using different methodologies and multiples. The weighted average of three different methods is USD 1.35 mil.



Valuation
$2,000.00
$1,800.00
$1,600.00
$1,400.00
$1,200.00
$1,000.00
$800.00
$600.00
$400.00
$200.00
$-
DCF method value of equity, Non-Controling basis, Non-Marketable
The Berkus method value of equity, adjusted for post-money valuation
Transaction method value of equity



Proportions
$600.00
$525.69
$226.00
DCF method value of equity, Non-Controling basis, Non-Marketable
The Berkus method value of equity, adjusted for post-money valuation
Transaction method value of equity

Key Findings

Risks

- **Lack of traction** – SavinstUltra has just started business operations and it lacks the traction that many investors will be focused on. There are not enough partnerships, commercial deals, agreements in place to justify a steady revenue pipeline.
- **Lack of brand recognition in highly competitive market** – price comparison segment of the e-market has developed over the last ten years to the point, where SavinstUltra will need to rely strongly on its marketing strategy and competitive advantages.
- **Data privacy regulation** – changes in the current regulation can highly affect the e-market;
- **Online security** – as one of the problems that the whole e-commerce community is facing;

Opportunities

- **Strategic partnerships** – SavinstUltra has managed to secure before launching strategic partnership agreements, which can be helpful for further development of the sellers portfolio;
- **Dataset** – Information gathering and analyzing of customer's behavior can give additional value of the company in the future;
- **Transparency** – by it's additional services (product comparison and users reviews) SavinstUltra is helping improve e-market transparency and adding value for its clients;
- **Client profiling** – by analyzing its clients behavior and preferences SavinstUltra can be able to provide quick solutions and personalized choices. By that SavinstUltra will be achieving the main goal to save time for the client.

Appendix 1: Transaction Method summary table

Category	Name	Founded	Notes	Assumed Valuation	Investors	Size of Relevant or Last Round	Year of the Revelant Round	Funding Round/Deal Type	Current Funding In Millions (January 2019)	Business Description
Immediate competitor	Comparometer.in	2015		0.58	6	0.15	2018	Seed Round	0.15	E-Commerce, Internet, Price Comparison
Immediate competitor	Souqalmal.com	2012		1.2	1	0.3	2012	Seed Round	14.5	Banking, Finance, Financial Services, Price Comparison
Immediate competitor	Bujbu	2012		0.8	1	0.2	2012	Seed Round	0.2	Internet, Search Engine, Shopping
Immediate competitor	uchoose	2007		1.9	1	0.48	2008	Seed Round	0.94	Finance, FinTech, Insurance, Price Comparison, Travel
Close competitor	ShopBack	2014		2.4	2	0.6	2015	Seed Round	26.1	Affiliate Marketing, Coupons, E-Commerce, Price Comparison, Shoppi
Wide competitor	yallacompare	2011		1.2	2	0.3	2014	Seed Round	17.4	Finance, Insurance, Price Comparison
Wide competitor	MyCarNeedsA	2014		1.6	2	0.4	2016	Seed Round	1.3	Customer Service, Internet, Price Comparison
Average				**1,383.43**		**0.35**				
Medium				**1,200.00**		**0.30**				

Appendix 2: DCF Method summary table

EQUITY AND INVESTED CAPITAL VALUATION BASED ON DISCOUNTED CASH FLOWS

USD'000		FY2019F		FY2020F		FY2021F		FY2022F		FY2023F
Year		*1*		*2*		*3*		*4*		*5*
Revenue	$	387.34	$	2,429.84	$	7,989.18	$	16,968.78	$	17,647.53
% growth		*N/A*		*527.31%*		*228.79%*		*112.40%*		*4%*
COGS and operating costs (excluding depreciation)	$	724.53	$	2,147.35	$	4,288.54	$	10,069.22	$	11,470.90
COGS and operating costs as a % of sales		*187.05%*		*88.37%*		*53.68%*		*59.34%*		*65.00%*
EBITDA	$	(337.18)	$	282.49	$	3,700.63	$	6,899.56	$	6,176.64
margin, %		*-87.1%*		*11.6%*		*46.3%*		*40.7%*		*35.0%*
Depreciation	$	4.86	$	11.17	$	14.10	$	29.95	$	31.14
Depreciation as a % of sales		*1.3%*		*0.5%*		*0.2%*		*0.2%*		*0.2%*
EBIT	$	(342.04)	$	271.32	$	3,686.54	$	6,869.61	$	6,145.49
Financial Expense (Interest Expense)		0		0		0		0		0
Financial Expense as a % of EBIT		*0.0%*		*0.0%*		*0.0%*		*0.0%*		*0.0%*
EBT	$	(342.04)	$	271.32	$	3,686.54	$	6,869.61	$	6,145.49
Income taxes	$	-	$	56.98	$	774.17	$	1,442.62	$	1,290.55
effective tax rate, %		*21.0%*		*21.0%*		*21.0%*		*21.0%*		*21.0%*
Net Income	$	(342.04)	$	214.34	$	2,912.36	$	5,426.99	$	4,854.94
Depreciation	$	4.86	$	11.17	$	14.10	$	29.95	$	31.14
Capex	$	(18.85)	$	(18.00)	$	(7.50)	$	(15.93)	$	(16.57)
Disposal of assets	$	-	$	-	$	-	$	-	$	-
Working capital requirement	$	(57.29)	$	(359.37)	$	(1,181.60)	$	(2,509.68)	$	(2,610.07)
Levered Free cash flow to firm	$	(413.32)	$	(151.86)	$	1,737.36	$	2,931.33	$	2,259.45
Discount factor		0.68		0.47		0.32		0.22		0.15
Discounted Levered Free Cash Flows	$	(282.71)	$	(71.05)	$	555.97	$	641.62	$	338.27
Sum of discounted cash flows	$	1,182.09								
Total value	$	1,752.31								
Estimated value of equity (MVE), Non-Controling basis, Non-marketable	$	1,752.31								
Estimated value of invested capital (MVIC), Non-Controling basis, Non-marketable	$	1,752.31								

Terminal FCFF	$	2,349.82
Multiplier (capitalization rate)		2.37
Residual growth/Perpetual growth rate		4%
Future value of terminal value	$	5,568.30
Discount period		6
Discount factor for WACC		9.77
PV of terminal value	$	570.21

Appendix 3: Berkus Method summary table

The Berkus Valuation Model

The Berkus Method ($0-500K for each category)	**USD'000**
Sound idea (basic value, product risk)	$300
Prototype (reducing technology risk)	$380
Quality management team (reducing execution risk)	$150
Strategic relationships (reducing market and competitive risk	$100
Product rollout or sales (reducing financial or production risk)	$200
Valuation	**$1,130**


Berkus valuation model
$200
$300
$100
$150
$380
Sound idea (basic value, product risk)
Prototype (reducing technology risk)
Quality management team (reducing execution risk)
Strategic relationships (reducing market and competitive risk
Product rollout or sales (reducing financial or production risk)

Glossary

PCW – price comparison website

MCA - master course in computer application

CAGR – compound annual growth rate

ARPU - average revenue per user

WACC - weighted average cost of capital

CREDITS

Prepared by:

Yasena Zasheva
Investment Manager, Dynax Invest Ltd.

Reviewed and verified by:

Valentin Parvanov, PhD., ASA
Managing Partner, Bright Consult LTD

.

ASA

The American Society of Appraisers

presents this

Certificate of Achievement

to

Valentin Rusinov Parvanov

who has been awarded three Continuing Education Units
and 27 units of CPE credit
for attending the class and successfully completing the exam for
the American Society of Appraisers' course

BV201: Business Valuation

August 14, 1992
Date

ASA International President

ASA Professional Development Chairman

ASA Education Chairman

ASA

The American Society of Appraisers

presents this

Certificate of Achievement

to

Valentin Rusinov Parvanov

who has been awarded three Continuing Education Units
and 27 units of CPE credit
for attending the class and successfully completing the exam for
the American Society of Appraisers' course

BV202: Business Valuation

ASA International President

ASA Professional Development Chairman

August 17, 1992
Date

ASA Education Chairman